UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-33910

ATA Creativity Global

c/o Rm. 507, Bldg. 3, BinhuZhuoyueCheng,

WenhuaKechuangYuan, Huayuan Blvd. 365,

Baohe, Hefei, Anhui 230051, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

EXPLANATORY NOTE

ATA Creativity Global (the “Company”) is hereby furnishing a notice of an extraordinary general meeting of shareholders, the form of proxy card, the American Depositary Shares (“ADSs”) voting instructions, and the depositary’s notice of shareholders’ meeting as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders
99.2	Form of Proxy Card
99.3	Depositary’s Notice of Shareholders’ Meeting
99.4	ADSs Voting Instructions

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATA Creativity Global

By:	/s/ Ruobai Sima
Name:	Ruobai Sima
Title:	Chief Financial Officer

Date: May 6, 2026

3